AB
Vf 4-4-02

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

02022523

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER DEALER:

Weatherly Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C.
MAR 29 2002
535

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 50th Street, 24th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ack Najarian (800) 835-3015
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

30 Madison Avenue	New York	New York	10017
dress)	(City)	(State)	(Zip Code)

ECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

aims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Vf 4-4-02

OATH OR AFFIRMATION

I, Jack Najarian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weatherly Securities Coproration, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

TOMIE TANAKA
Notary Public, State of New York
No. 01TA4748227
Qualified in Queens County
Commission Expires July 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Stockholders of
Weatherly Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Weatherly Securities Corporation as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a defendant in a number of lawsuits and arbitration arising out of its activities as a broker-dealer, underwriter and employer. These actions seek compensatory and punitive damages in excess of $22,800,000. Although the Company intends to defend its position, the ultimate outcome of these matters is not presently determinable and the statement of financial condition does not include any adjustments to reflect the extent of the Company's liability that may result from their ultimate outcome (Note 4).

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. The seriousness of the allegations made against the Company raises substantial doubt as to the ability of the Company to continue as a going concern. This statement of financial condition does not include any adjustments that might occur from the outcome of this uncertainty.

In our opinion, except for the effects of the matters referred to in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weatherly Securities Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

March 15, 2002

Weatherly Securities Corporation

Statement of Financial Condition

December 31, 2001

Weatherly Securities Corporation

Contents

Weatherly Securities Corporation

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 479,075
Receivable from clearing broker (Note 1)	1,544,086
Securities owned, at market – common stock (Note 1)	244,700
Furniture, equipment and leasehold improvements	19,699
Prepaid expenses and other assets (Note 5)	1,066,647
	$3,354,207
Liabilities and Stockholders' Equity	
Liabilities:	
Accrued commissions payable	$ 997,820
Accounts payable, accrued expenses and other liabilities	697,789
Total liabilities	1,695,609
Commitments and contingency (Notes 2 and 4)	
Stockholders' equity (Notes 2 and 3)	1,658,598
	$3,354,207

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Weatherly Securities Corporation

Summary of Business and Significant Accounting Policies

Business

Weatherly Securities Corporation ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company was sold to Weatherly International plc (the "Parent"), a United Kingdom company listed on the Alternative Investment Market of the London Stock Exchange, by JSM Holding Corp. (the "Former Parent") on May 31, 2000. The Company is a wholly-owned subsidiary of the Parent.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers as cash equivalents highly liquid investments purchased with maturities of three months or less.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives of five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the term of the lease.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires a liability approach for financial accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The net deferred tax asset resulting from such differences has been offset in full by a valuation reserve due to the uncertainty of its realization.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customer account. The Broker has custody of the Company securities and, from time to time, cash balances which may be due from this Broker.

These securities and/or cash positions serve as collateral for any amounts due to Broker as well as collateral for securities sold short or securities purchased on margin.

The Company is subject to credit risk if the Broker is unable to repay balances due or deliver securities in its custody.

Pursuant to the Clearing Agreement, the Company maintains, as collateral against losses due to nonperformance by its customers, cash or security deposits. These deposits may consist of cash, money market funds or other qualifying securities. At December 31, 2001, deposits held as collateral amounted to approximately $87,000 in cash and is included in receivable from clearing broker.

2. Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company has regulatory net capital of $510,270 and a minimum regulatory net capital requirement of $113,005. The Company's ratio of aggregate indebtedness to regulatory net capital is 3.32 to 1.

3. Related Party Transactions

The Parent contributed $500,000 on August 31, 2001 to the Company for the year ended December 31, 2001.

4. Commitments and Contingency

Litigation

The Company is a defendant or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer, underwriter or employer. These actions, including certain arbitrations, seek compensatory and punitive damages in excess of $22,800,000.

The Company is also involved, from time to time, in proceedings with, and investigations by, governmental agencies and self-regulatory organizations.

The ultimate outcome of these matters is unknown. The seriousness of the allegations made against the Company raises substantial doubt as to the ability of the Company to continue as a going concern. These financial statements do not include any adjustments that might occur from the outcome of the uncertainty.

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. Disaster Recovery

The terrorist attacks of September 11, 2001 resulted in the complete loss of property and equipment owned by the Company, as well as the termination of the Company's lease agreement for its space in the World Trade Center.

Weatherly Securities Corporation

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2001

BDO Seidman, LLP
Accountants and Consultants

Weatherly Securities Corporation

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2001

Weatherly Securities Corporation

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Weatherly Securities Corporation
New York, New York

In planning and performing our audit of the financial statements of Weatherly Securities Corporation ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required

BDO

to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

BDO

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

March 15, 2002